DM

SECURITIES AND EXCHANGE COMMISSION SECU
RECEIVED
MAR 0 1 2018
DIVISION OF TRADING & MARKETS

AI

PUBLIC

18006128

FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 65363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD 212-687-2761
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name -- *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, PETER ROTHSCHILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAROTH CAPITAL ADVISORS LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public 02/26/2018

SAMUEL S LIU
Notary Public - State of New York
NO. 01LI6351356
Qualified in Kings County
My Commission Expires Nov 28, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of Daroth Capital Advisors LLC:

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC, as of December 31, 2017. This financial statement is the responsibility of Daroth Capital Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Daroth Capital Advisors LLC as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
February 26, 2018

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	836,241
Accounts receivable		44,475
Other asset		38,500
Total	$	919,216

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$	28,817
Member's equity		890,399
Total	$	919,216

See Notes to Statement of Financial Condition.

DAROTH CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Nature of business:

Daroth Capital Advisors LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") or the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member interests. The individual member's limit on liability is based on the relevant state law. The Company provides corporate financial advisory services to selected clients including investment banking and private placement of securities.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents which approximates fair value.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain merger and acquisition and

Note 2 - Significant accounting policies (continued):

financial advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction. The fees received by the Company are generally paid in cash although the Company also sometimes receives securities in connection with providing financing and advisory services. These securities are measured at their fair market value.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current credit considerations and the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. As of December 31, 2017, management recorded no allowances for doubtful accounts.

Income taxes:

The accompanying financial statement does not contain a provision for federal, state and local income taxes since the Company's net income or loss is included in the federal, state and local income tax returns of its Parent.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to federal, state and local taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2017.

Fair value disclosures:

The carrying amounts of cash and cash equivalents, accounts receivable, other assets and liabilities-accrued expenses approximate fair value because of the nature of these accounts.

Recent accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 ("ASU 2014-09") which creates Topic 606, *Revenue from Contracts with Customers*, and supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, ASU 2014-09 requires enhanced financial statement disclosures over revenue recognition as part of the new accounting guidance. The amendments in

Note 2 - Significant accounting policies (concluded):

ASU 2014-09 are effective for annual reporting periods beginning after December 2017, including interim periods within that reporting period. ASU 2014-09 is effective for the Company on January 1, 2018 and the guidance allows for full retrospective or modified retrospective method of adoption. The Company is currently evaluating provisions of ASU 2014-09 and does not believe it will have a material impact on its financial position and results of operations.

Note 3 - Related party transactions:

During the year ended December 31, 2017, the Company paid DC a monthly fee of $9,200 in accordance with the Administrative Services Agreement dated January 1, 2017. In 2017, the Company paid total fees of $110,400 to DC, which management believes reflects the Company's allocation of its share of common costs. Additionally, DC paid expenses of $50,435 on behalf of the Company. As of December 31, 2017, $14,059 of these expenses are payable to the related entity and are included in accrued expenses on the accompanying statement of financial condition.

Note 4 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2017, the Company had cash equivalents in excess of SIPC insured limits in the amount of approximately $200,000.

Note 5 - Major customers:

As of December 31, 2017, the Company had accounts receivable of $44,475 due from two clients for financial advisory fees.

Note 6 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $793,333, which was $788,333 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0363 to 1.

Note 7 – SIPC Supplemental Report:

Pursuant to SEC Rule 17a-5(e)(4), those who are not exempted from the audit requirement of the Rule and whose gross revenues are in excess of $500,000 are required to file a supplemental independent public accountants' report ("SIPC Supplemental Report") covering Form SIPC-7T. The Company's gross revenues for the year ended December 31, 2017 were in excess of this minimum requirement, and the Company will file the SIPC Supplemental Report required and will file the SIPC-7T with applicable payment due no later than sixty days after its year end.

Note 8 - Subsequent events:

The Company has evaluated subsequent events through February 26, 2018 the date these financial statement were issued. There were no material subsequent events that require recognition or additional disclosure in these financial statements.

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of Daroth Capital Advisors LLC:

We have reviewed management's statements, included in the accompanying Exemption from filing Compliance Report Required by SEC Rule 15c3-3, in which (1) Daroth Capital Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Daroth Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (provision (2)(i) (the "exemption provisions") and (2) Daroth Capital Advisors, LLC stated that Daroth Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Daroth Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Daroth Capital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Janover LLC

Garden City, New York
February 26, 2018

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

DAROTH
CAPITAL

PETER H. ROTHSCHILD
PRESIDENT AND CEO

Daroth Capital Advisors LLC
Exemption Report

Daroth Capital Advisors LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

Daroth Capital Advisors LLC

I, Peter H. Rothschild, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President and Chief Executive Officer
Date: February 26, 2018

Daroth Capital Advisors LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2017